Exhibit 14

THIS INDEMNITY AGREEMENT is made May 21, 2003

BETWEEN:

NOVA CHEMICALS CORPORATION, a corporation governed by the laws of Alberta,

(“Nova”)

- and -

NOVA PETROCHEMICALS LTD., a corporation governed by the laws of Alberta,

(“NPL”)

- and -

METHANEX CORPORATION, a corporation governed by the laws of Canada,

(“Methanex”)

- and -

6097570 CANADA INC., a corporation governed by the laws of Canada,

(“Holdco”)

RECITALS:

A.	NPL proposes to offer and sell in Canada and the United States, by way of the Secondary Offering, 37,946,876 common shares in the capital of Methanex.

B.	Nova, Methanex and Holdco have entered into a share purchase agreement (the “Share Purchase Agreement”), dated the date hereof, pursuant to which Methanex has agreed to purchase the shares of Holdco and take all actions as are within its power that are described in Schedule 8.3 of the Share Purchase Agreement (which transactions, as they may be modified in accordance with the Share Purchase Agreement, but excluding the sale by Nova and NPL of Common shares of Methanex held by them as part of the Secondary Offering, are herein referred to as the “Reorganization Transactions”).

C.	As part of the Reorganization Transactions, (i) through a three-cornered amalgamation transaction, a new Methanex subsidiary will amalgamate with a subsidiary of NPL to form an amalgamated corporation (“Amalco”), and (ii) Methanex will wind-up Amalco and Holdco.

D.	Nova and NPL wish to provide an indemnity to the Indemnified Parties, to the extent and on the terms set forth in this Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

In this Agreement, including the Recitals, capitalized terms not defined herein shall have the meaning ascribed thereto in the Share Purchase Agreement, including, for greater certainty, Schedule 8.3 thereto and the following terms shall have the following meanings:

“Agreement” means this Indemnity Agreement including all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Business Day” means any day, other than a Saturday or Sunday, on which banks in Vancouver, British Columbia and in New York, New York are open for commercial banking business during normal banking hours;

“Claims” includes any claim, demand, complaint, action, suit, cause of action, assessment, reassessment, charge, judgment, debt, liability, expense, cost, damage, other matter, proceeding or loss, contingent or otherwise, including professional fees and disbursements, including fees of legal counsel, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Direct Claim” has the meaning ascribed thereto in Section 2.2;

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or body:

(a)	having or purporting to have jurisdiction on behalf of any nation, province, state or other geographic or political subdivision; or

(b)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Holdco” means 6097570 Canada Inc., a corporation governed by the laws of Canada;

“Indemnified Parties” means Methanex and Holdco (including any successors thereto) and upon completion of the Reorganization Transactions, will include Amalco (including any successor thereto);

“Indemnifying Party” means Nova and NPL, collectively, corporations governed by the laws of Alberta;

“Indemnity” has the meaning ascribed thereto in Section 2.1;

“Losses” has the meaning ascribed thereto in Section 2.1;

“Newco” means any and each of Amalco and Holdco, corporations governed by the laws of Canada;

“Parties” means Nova, NPL, Methanex and Holdco, collectively, and “Party” means any one of them;

“Person” means any individual or corporation, company, partnership, trust, incorporated or unincorporated association, joint venture, or other entity of any kind, including any Governmental Authority;

“Secondary Offering” means the offering and distribution by NPL of 37,946,876 common shares of Methanex to the public;

“Share Purchase Agreement” means the Share Purchase Agreement, dated May 21, 2003, between Nova, Holdco and Methanex;

“Tax Act” means the Income Tax Act (Canada);

“Tax Return” means any return, report, declaration, election, notice, filing, form, statement or other document in respect of Taxes;

“Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges imposed by any Governmental Authority under applicable Law, including all interest (including interest payable as a result of deferring payment of assessed Taxes), penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital transfer, land transfer, sales, goods and services, harmonized sales, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions; and

“Third Party Claim” has the meaning ascribed thereto in Section 2.2.

1.2 Certain Rules of Interpretation

In this Agreement:

(a)	Consent — Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency — Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)	Governing Law — This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)	No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	Severability — If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)	Statutory references — A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(j)	Time — Time is of the essence in the performance of the Parties’ respective obligations.

(k)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

ARTICLE 2
INDEMNITY

2.1 Indemnity

Nova and NPL hereby jointly and severally covenant and agree with the Indemnified Parties to pay, satisfy, discharge, observe, perform, indemnify and save harmless the Indemnified Parties, from and against the amount of any Claim suffered or incurred by Methanex or any Newco (or any successor thereto) as a result of or in connection with (a) any of the transactions (collectively, the “Transactions”) contemplated by the Share Purchase Agreement, including the Reorganization Transactions, or (b) without limiting the generality of the foregoing, any non-fulfillment of any covenant or agreement on the part of Nova, NPL or Holdco, as the case may be, under the Share Purchase Agreement, or any incorrectness in or breach of any representation or warranty of Nova, NPL or Holdco contained in the Share Purchase Agreement (including, without limitation, (i) any Taxes suffered or incurred by Methanex or any Newco (or any successor thereto) as a result of or in connection with any of the Transactions; and (ii) (without duplication) any Taxes suffered or incurred by Methanex or any Newco (or any successor thereto) as a result of or in connection with any other events or transactions which would not have been payable had the implementation of the Transactions not resulted in the reduction of tax losses, credits, and other deductions and only to the extent of such reduction, which may be made or brought against the Indemnified Parties or which any of them may suffer or incur, directly or indirectly (collectively, “Losses”) but in each case excluding any Claim in respect of, or Losses arising in connection with: (x) any non-fulfillment of any covenant or agreement on the part of Methanex or any incorrectness in or breach of any representation or warranty of Methanex, under the Share Purchase Agreement; (y) any incorrectness or breach of any representation or warranty of Nova, NPL or Holdco contained in the Share Purchase Agreement (other than representations or warranties relating to or impacted by tax matters) where notice in respect of such Claim is not given to the Indemnifying Party prior to the expiry of the period for survival of such representation or warranty set out in the applicable agreement; or (z) Losses incurred by the Indemnified Parties arising as a result of the willful misconduct or negligence of Methanex or any breach by the Methanex of the terms of the Share Purchase Agreement, or by reason of any misrepresentation by Methanex in any public document or oral statement. For greater certainty, the term “Losses” does not include any amounts required to be paid as consideration pursuant to the Share Purchase Agreement and does not include any amounts in respect of which indemnification is provided for in the Underwriting Agreement. The indemnification rights provided for in this Section 2.1 are hereinafter referred to as the “Indemnity”.

2.2 Notice of Claim

In the event that Methanex shall become aware of any Claim in respect of which Indemnity applies, Methanex shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a Claim by a Person against the Indemnified Parties, or any of them (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.

2.3 Direct Claims

With respect to any Direct Claim, following receipt of notice from Methanex of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Parties shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If Methanex and the Indemnifying Party agree at or prior to the expiration of such 60 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall pay to the Indemnified Parties the full agreed upon amount of the Claim as soon as practicable. If Methanex and the Indemnifying Party are unable to agree upon the validity and amount of such Claim prior to the expiration of such period:

(a)	the Indemnifying Party shall pay to the Indemnified Parties the full amount of the Claim (or such lesser amount as Methanex may agree) as soon as practicable; and

(b)	the Indemnifying Party may refer the matter to binding arbitration in accordance with the requirements of the Arbitration Act (Alberta) and, if the amount of the Claim in respect of which payment was so made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Parties, the Indemnified Parties will, forthwith after such determination of the amount of the Claim, pay the amount of such difference to the Indemnifying Party.

2.4 Control of Proceeding

The Indemnifying Party shall have the right, at the expense of the Indemnifying Party, to undertake and control any proceedings or objection or other defence in respect of any Third Party Claim and to settle or pay the amount claimed and to retain counsel and other experts or advisors selected by the Indemnifying Party in connection therewith and the Indemnified Parties will provide any authorizations required to effect the foregoing. The Indemnifying Party shall not cease to defend, settle or otherwise dispose of any proceeding or objection or other defense relating to any Third Party Claim without the written consent of Methanex, which consent shall not be unreasonably withheld or delayed. If the Indemnifying Party elects to assume control of the Third Party Claim, Methanex shall have the right, at the expense of the Indemnifying Party, to fully participate in the negotiations, settlement or defence of such Third Party Claim (including the right to review all draft submissions, filings, written communications and other documents to be submitted to any Governmental Authority). If any Third Party Claim is of a nature such that Methanex is required by applicable law to make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings (assuming for the purposes of this section, in respect of any Claim in relation to Taxes under the Tax Act and the equivalent provisions of applicable provincial legislation, that a requirement to pay exists only to the extent that collection action can be taken having regard to the provisions of Section 225.1 of the Tax Act and the equivalent provisions of applicable provincial legislation), Methanex may make such payment and the Indemnifying Party shall, forthwith after demand by Methanex, reimburse Methanex for such payment. If the amount of any liability of Methanex under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to Methanex, Methanex shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party, together with any interest thereon received from the Third Party (and for greater certainty, any Taxes on such interest shall be subject to clause 2.1(ii)). The Indemnified Parties shall duly and timely provide to the Indemnifying Party any information with respect to the Third Party Claim as may become available and shall cooperate with the Indemnifying Party to the extent reasonably requested in the conduct of all proceedings or objection or other defence relating to any Third Party Claim and related inquiries or investigations including providing the Indemnifying Party with access to all relevant books and records and documents. If the Indemnifying Party does not undertake any proceeding or objection or other defence of any Third Party Claim or, having undertaken any such proceeding or objection or other defence, if, without Methanex consenting thereto, it proposes to cease to defend any such proceedings or objection or other defence, Methanex shall have the right, at the expense of the Indemnifying Party, to undertake and control any proceedings or objection or other defence of the Third Party Claim. In that event, Methanex shall not be entitled to cease to defend, settle or otherwise dispose of any proceeding or objection or other defence relating to any Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

2.5 Payment and Cooperation

Subject to Section 2.6, the Indemnifying Party shall pay to the Indemnified Parties all amounts for which the Indemnifying Party is liable pursuant to the Indemnity promptly after the Indemnified Parties incur the Loss in respect of which such liability arises, provided that for claims in respect of Taxes, the Indemnifying Party shall not be required to pay an amount in respect of such Taxes unless the relevant Governmental Authority has, under the applicable tax statute, issued an assessment or reassessment for such Taxes (when the applicable taxing legislation provides for an assessment or reassessment) and, in the case of Taxes imposed under the Tax Act and applicable provincial legislation, to the extent that the relevant Government Authority could potentially take collection action with respect to such Taxes, having regard to the provisions of Section 225.1 of the Tax Act and the equivalent provisions of applicable provincial legislation in respect of such Taxes. The Indemnified Parties and the Indemnifying Party shall co-operate fully with each other, at the expense of the Indemnifying Party, with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

2.6 Payment of Certain Tax Liabilities

In the event that any Claim in respect of which the Indemnity applies relates to any Taxes suffered or incurred by Methanex as a result of or in connection with the Transactions or as a result of or in connection with any other events or transactions if Taxes would not have been payable had the implementation of the Transactions not resulted in the reduction of tax losses, credits, and other deductions (and only to the extent of such reduction), which will not require the Indemnified Parties to make a cash payment on account of such Taxes in respect of the taxation year in respect of which the Claim arose, as a result of the availability of tax losses, credits, or other deductions, to the Indemnified Parties for a particular year, the Indemnifying Party shall be entitled to defer paying to the Indemnified Parties amounts for which the

Indemnifying Party is liable pursuant to the Indemnity. Where a payment has been so deferred in the circumstances described herein, and the Indemnified Parties become liable to make a cash payment on account of such Taxes in respect of a subsequent taxation year, which payment would not have been required had the Claim not arisen, the Indemnified Parties shall provide the Indemnifying Party with notice of such circumstance, together with reasonable supporting documentation, as soon as practicable following the end of the relevant taxation year. As soon as reasonably practicable after receipt of such notice the Indemnifying Party shall pay to the Indemnified Party an amount equal to the cash payment on account of such Taxes which the Indemnified Parties have become liable to make.

2.7 Tax Effect

If the amount of any payment required to be made by the Indemnifying Party to Methanex (an “Indemnity Payment”) would result in an increase in the income for tax purposes of Methanex (net of any deduction available to Methanex in respect of the Loss being indemnified), the Indemnifying Parties shall pay a Tax Gross Up (as defined below) to Methanex at the same time as the Indemnity Payment is paid. For purposes of this Section 2.7 “Tax Gross Up” shall mean, with respect to any Indemnity Payment, such additional amount (calculated in accordance with the Calculation Method, as defined below) as is necessary to place Methanex in the same after tax position as it would have been in had such Indemnity Payment (net of the treatment of the Loss) been received tax free, and the transactions contemplated by this Agreement, including any Indemnity Payments, had no impact upon the tax position of Methanex; and “Calculation Method”, with respect to the calculation of any Tax Gross Up on any Indemnity Payments, shall mean that such Tax Gross Up shall be calculated by using the combined federal and provincial income tax rate applicable to Methanex and without regard to any losses, credits, refunds or deductions that Methanex may have or had which affected or could affect the amount of any Taxes so required to be paid by Methanex and payable on any such Indemnity Payment. If the Tax Gross-Up is required to be made to the Indemnified Parties in respect of a taxation year and such Indemnified Parties will not be required to make a cash payment on account of Taxes under Part I of the Tax Act and the equivalent provisions of applicable provincial legislation in respect of such year, as a result of the availability of tax losses, credits, or other deductions to the Indemnified Parties for such year, the Indemnifying Party shall be entitled to defer paying the Tax Gross-Up to the Indemnified Parties and the provisions of section 2.6 shall apply, mutatis mutandis.

2.8 Limitation

The Indemnifying Party shall not have any liability in respect of any Claim unless written notice in respect of such Claim is given to the Indemnifying Party prior to December 31, 2028.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Due Authorization and Enforceability of Obligations

Each of the Indemnifying Party and Methanex and Holdco has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of each of the Indemnifying Party and Methanex and Holdco. This Agreement constitutes a valid and binding obligation of each of the Indemnifying Party and Methanex and Holdco enforceable against each of them in accordance with its terms.

ARTICLE 4
COVENANTS

4.1 Mitigation of Loss

The Indemnified Parties shall take all reasonable steps and give all reasonable assistance to avoid or mitigate any Losses which has given rise to a Claim under this Agreement, or the amount of any Indemnity payment in respect of such Losses, including, where applicable, making an election under subsection 12(2.2) of the Tax Act and the corresponding provisions, if any, of applicable provincial legislation.

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of the Indemnified Parties to mitigate any loss which they may suffer or incur by reason of the breach by Methanex of any representation, warranty or covenant under the Share Purchase Agreement. If any Claim can be reduced by any recovery, settlement or otherwise pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or otherwise under or payment by or against any other Person, the Indemnified Parties shall take all appropriate steps to enforce such recovery, settlement or payment.

4.2 Reductions and Subrogation

If the amount of any Losses incurred by the Indemnified Parties at any time subsequent to the making of an Indemnity payment is reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) shall promptly be repaid by the Indemnified Parties to the Indemnifying Party. Upon making a full Indemnity payment, the Indemnifying Party shall, to the extent of such Indemnity payment, be subrogated to all rights of the Indemnified Parties against any third party in respect of the Claim to which the Indemnity payment relates.

ARTICLE 5
GENERAL

5.1 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)	in the case of a Notice to Nova or NPL at:

1550 Coraopolis Heights Road Moon Township PA, 15108

	Attention:	Jack Mustoe, Senior Vice-President, Legal and General Counsel
	Fax: E-mail:	(412) 490-4531 mustoej@nouachem.com

with a copy to:

Osler, Hoskin & Harcourt LLP Suite 1900 333 — 7th Avenue S.W. Calgary, Alberta T2P 2Z1

	Attention:	Stan Magidson
	Fax: E-mail:	(403) 260-7024 smagidson@osler.ca

(b)	in the case of a Notice to the Indemnified Parties at:

Suite 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

	Attention: Fax: E-mail:	Senior Vice President, General Counsel and Corporate Secretary (604) 661-2656 rmilner@methanex.com with a copy to:

McCarthy Tétrault LLP P.O. Box 10424 Pacific Centre Suite 1300 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K2

Attention: Fax: E-mail:	Richard J. Balfour (604) 622-5615 rbalfour@mccarthy.ca

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section 5.1.

5.2 Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

5.3 Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party, provided, however, that each of the Newcos may each assign all rights hereunder upon any dissolution or winding-up of such Newco.

5.4 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns. For greater certainty, the Parties acknowledge that the provisions of this Agreement will survive the dissolution, winding-up or amalgamation of Holdco and Amalco or any successor corporation hereto.

5.5 Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

5.6 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS OF WHICH the Parties have duly executed this Agreement.

NOVA CHEMICALS CORPORATION

By:

Name:
Title:

By:

Name:
Title:

NOVA PETROCHEMICALS LTD.

By:

Name:
Title:

By:

Name:
Title:

METHANEX CORPORATION

By:

Name:
Title:

By:

Name:
Title:

6097570 CANADA INC.

By:

Name:
Title:

By:

Name:
Title: